UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. 8)
Powerwave Technologies, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
739363109
(CUSIP Number)
January 20, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)

[ ]   Rule 13d-1(c)

[ ]   Rule 13d-1(d)

_______________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 739363109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
Artis Capital Management, L.P. 943405314
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	5,411,981*+
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	5,411,981*+
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		5,411,981*+
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		17.1% **
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		PN, IA

*Includes 161,883 shares of Common Stock issuable upon the conversion of bonds which are presently exercisable ("Exercisable Bonds").
+As of December 31, 2011 the Reporting Person held 6,637,740 shares of Common Stock (including 758,236 Exercisable Bonds) which represented 21.0%** of the outstanding Common Stock of the Issuer.
** Based on 31,685,554 shares of Common Stock outstanding as of November 3, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2011, filed with the Securities and Exchange Commission on November 8, 2011.

CUSIP No. 739363109

ITEM 1(a) -	NAME OF ISSUER:
Powerwave Technologies, Inc.
ITEM 1(b) -	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
1801 E. St. Andrew Place Santa Ana, CA 92705
ITEM 2(a) -	NAME OF PERSON FILING:
This statement is being filed by Artis Capital Management, L.P., a California limited partnership (“Artis”).
ITEM 2(b) -	ADDRESS OF PRINCIPAL BUSINESS OFFICE:
One Market Plaza, Steuart Tower, Floor 27, San Francisco, California 94105.
ITEM 2(c) -	CITIZENSHIP:
California
ITEM 2(d) -	TITLE OF CLASS OF SECURITIES:
Common Stock, par value $0.0001 per share
ITEM 2(e) -	CUSIP NUMBER:
739363109
ITEM 3 -	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:
(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940(15 U.S.C. 80a-8).
(e) [ X] An investment adviser in accordance with §13d-1(b)(1)(ii)(E).

	(f)	[ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
	(g)	[ ] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
	(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
	(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
	(j)	[ ] Group, in accordance with §240.13d-1(b)(1)(ii)(J).
[ ] If this statement is filed pursuant to §240.13d-1(c), check this box.
ITEM 4 -	OWNERSHIP:
The information set forth in Rows 5 through 11 of the cover page to this Schedule 13G is incorporated herein by reference.
ITEM 5 -	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
Not applicable
ITEM 6 -	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Artis, a registered investment adviser, serves as investment adviser to various investment funds, including Artis Partners 2X Ltd. (“Artis 2X”),  that directly hold the Common Stock for the benefit of the investors in those funds.  The investment funds have the right to receive dividends from, or the proceeds from the sale of, the Common Stock.  Artis 2X holds over 5% of the outstanding Common Stock of the Issuer and, as such, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

Artis Capital Management, Inc. (“Artis Inc.”) is the general partner of Artis.  Stuart Peterson (“Peterson”) is the president of Artis Inc. and the controlling owner of Artis and Artis Inc.  By virtue of these relationships, Artis Inc. and Peterson may be deemed to beneficially own the Common Stock held by the funds; however, the filing of this statement shall not be construed as an admission that Artis Inc. or Peterson is the beneficial owner of the Common Stock held by the funds.

CUSIP No. 739363109

ITEM 7 -	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT COMPANY:
Not Applicable
ITEM 8 -	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
Not Applicable
ITEM 9 -	NOTICE OF DISSOLUTION OF GROUP:
Not Applicable
ITEM 10 -	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 739363109

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 10, 2012

ARTIS CAPITAL MANAGEMENT, L.P.
By:	/s/ Robert A. Riemer
Name: Robert A. Riemer Title: Chief Financial Officer and Chief Compliance Officer